PROSPECTUS SUPPLEMENT NO. 4

FILED PURSUANT TO RULE 424(b)(3)

TO PROSPECTUS DATED

REGISTRATION STATEMENT NO.

SEPTEMBER 16, 2015

333-206561

UAS DRONE CORP.

3,000,000 SHARES OF COMMON STOCK BEING SOLD AT $1.50 PER SHARE PURSUANT TO THE PRIMARY OFFERING AND RESALE OF 1,100,000 SHARES OF COMMON STOCK OFFERED BY SELLING STOCKHOLDERS

This Prospectus Supplement No. 4 supplements our Prospectus dated September 16, 2015 (the “Prospectus”) that forms a part of our Registration Statement on Form S-1 (Securities and Exchange Commission File No. 333-206561).  This Prospectus Supplement No. 4 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Current Report on Form 8-K dated January 22, 2016, filed with the Securities and Exchange Commission on January 28, 2016 (the “Current Report”).  Accordingly, we have attached the Current Report to this Prospectus Supplement.

This Prospectus Supplement No. 4 should be read in conjunction with the Prospectus and all prior supplements thereto, which are required to be delivered with this Prospectus Supplement.  If there is any inconsistency between the information in the Prospectus, any prior supplements thereto, and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

These securities involve a high degree of risk.  You should carefully consider the risks identified under the caption “Risk Factors” beginning on Page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 28, 2016.

INDEX TO FILINGS

Attachment

Current Report on Form 8-K dated January 22, 2016

     A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20509

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 22, 2016

Date of Report

(Date of earliest event reported)

UAS DRONE CORP.

 (Exact name of registrant as specified in its charter)

NEVADA	000-55504	47-3052410
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

420 Royal Palm Way, Suite 100

Palm Beach, Florida  33480

 (Address of Principal Executive Offices)

(561) 693-1421

Registrant's Telephone Number

N/A

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

Effective as of January 22, 2016, UAS Drone Corp., a Nevada corporation (the “Company”) executed a Separation Agreement with its Chief Executive Officer, Chad Swan (the “Agreement”).  Under the terms of the Agreement, the parties mutually agreed to terminate Mr. Swan’s Employment Agreement with the Company, effective immediately.  The foregoing notwithstanding, the Agreement provides that the non-disclosure; non-solicitation; ownership of work product by the Company; and indemnification provisions of the Employment Agreement shall survive Mr. Swan’s termination.  The Employment Agreement was Exhibit 10.5 to the Company’s Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission on August 25, 2015 (the “Registration Statement”).  The Separation Agreement is attached as Exhibit 10 to this Current Report.  See the Exhibit Index, Item 9.01 hereof.

Under Paragraph 2 of the Agreement, the parties further agreed to cancel the “claw-back” provision of the Asset Purchase Agreement dated March 5, 2015, between the Company; Unlimited Arial Systems LLP, a Louisiana limited liability partnership; Mr. Swan; and David Sweeney.  As a result of such cancellation, Mr. Swan is entitled to retain his 500,000 shares of the Company’s common stock (the “Shares”).  Mr. Swan further agreed:  (i) not to sell any of the Shares for a period of at least three months from his termination date; and (ii) after the end of such period, not to sell or otherwise transfer more than 50,000 Shares per month without the Company’s written approval.  The Asset Purchase Agreement was filed as Exhibit 10.4 to the Registration Statement.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(i)  Termination of Chad Swan.  As a result of the execution of the Agreement, Mr. Swan was terminated as the Company’s Chief Executive Officer effective as of January 22, 2016.

(ii)  Appointment of Grant A Begley.  Effective as of January 22, 2016, the Company’s Board of Directors unanimously resolved to appoint Grant A. Begley to serve as Chief Executive Officer until the next annual meeting of the Board of Directors or his prior resignation or termination.  Mr. Begley consented to serve in such capacity on the same date.  Mr. Begley was awarded 20,000 shares of common stock and a quarterly cash fee in connection with his appointment.  His agreement has no stated term and can be terminated at will.

Mr. Begley is 63 years of age.  During his long career in the aeronautics industry, he served as Corporate Senior Vice President for Alion Science and Technology (www.alionscience.com), where he developed and implemented its $1 billion Business Development Enterprise.  Prior to Alion, Mr. Begley served as Pentagon Senior Advisor to the Office of the Under Secretary of Defense for Unmanned Aerial Systems, leading development of the Department of Defense’s 2011 Unmanned Systems Roadmap. His career also includes leadership positions in advanced capabilities with Raytheon Corporation and Lockheed Martin where he initiated and led cross-corporation unmanned aerial systems/drone programs.

Mr. Begley served in the United States Navy for 26 years, where he was designated Top Gun, followed by acquisition assignments for the development and management of next generation manned and unmanned aircraft systems, weapon systems and joint executive acquisition assignments.  Mr. Begley also served as the first competitively selected National Director for Counter Stealth, and Navy Director for Stealth–Technologies, Policy and Advance Programs; and was on the Association of Unmanned Vehicle Systems International (AUVSI), Unmanned Systems 2014 Planning Committee.  He holds master's degrees in Aerospace and Aeronautic Engineering from the Naval Post-Graduate School and a bachelor's degree in General Engineering from the U.S. Naval Academy; and is certified from University of Virginia, Darden Business School in Executive Program Management, and from Massachusetts Institute of Technology in Executive Technical Management.

Mr. Begley has served as a member of the Company’s Board of Directors since October 13, 2015.  There are no family relationships between Mr. Begley and any other director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and the amount exceeds $120,000 and in which Mr. Begley had or will have a direct or indirect material interest.

Item 9.01 Financial Statements and Exhibits.

(b)

Exhibits.

Exhibit No.

Exhibit Description

10

Separation Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UAS DRONE CORP. a Nevada corporation

Date:  January 28, 2016

/s/Grant A. Begley__________________

Grant A. Begley, Chief Executive Officer

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (“Agreement”), dated as of January 22, 2016 by and between UAS Drone Corp., a Nevada corporation (hereinafter called the “Company”), and Chad Swan (hereinafter called “Swan”), shall terminate that certain Employment Agreement (the “Employment Agreement”) dated March 5, 2015 between the Company and the Employee.

1.

Termination.  The Company and Swan hereby mutually agree that the Employment Agreement shall terminate effective immediately (the “Termination Date”). As of the Termination Date, Swan shall no longer serve as CEO of the Company, and shall make no other claims as serving in an officer or director capacity with the Company. The parties acknowledge that Swan has never served as a director or Chairman of the Company.

a.

Swan acknowledges that the non-disclosure provisions of Section 3 of the Employment Agreement, the non-solicitation provision of Section 4, and the work product provision of Section 5, shall survive the termination of the Employment Agreement.

b.

The Company acknowledges that the indemnification provisions of Section 7 shall survive the termination of the Employment Agreement.

c.

Nothing in this Agreement is meant to keep Swan from serving as a consultant in the UAV industry or otherwise making a living in the industry, provided he does not breach the non-disclosure, non-solicitation or work product provisions of the Employment Agreement which survive termination.

2.

Retention of Shares.  The Company and Swan agree that Section 2.2 of the Asset Purchase Agreement (the “APA”) shall be cancelled. As a result, Swan shall retain his 500,000 shares of common stock of the Company by virtue of this Agreement.

3.

Lock-Up.   In consideration of his retention of shares of the Company, Swan agrees that he shall not sell any of said shares for a period of at least three (3) months from the Termination Date, as required under Rule 144 of the Securities Exchange Act of 1933, as amended, and after such time, he shall not sell or otherwise transfer more than 50,000 shares of the Company’s common stock per month without the Company’s written approval.  The Company may hold back stock certificates or refuse to remove restrictive legends on said certificates in order to enforce the terms of this lock-up provision.

4.

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to any conflict of law rule or principle that would give effect to the laws of another jurisdiction.

5.

Notices.  Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered by hand or when deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, addressed to the Company’s executive office, or to the last address known for Swan.

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6.

Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and, upon its effectiveness, shall supersede all prior agreements, understandings and arrangements, both oral and written, between Swan and the Company with respect to such subject matter, except as otherwise specifically provided herein.

7.

Benefits; Binding Effect.  This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors and, where applicable, assigns.  Notwithstanding the foregoing, neither party may assign its rights or benefits hereunder without the prior written consent of the other party hereto.

8.

Severability.  The invalidity of any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part thereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses or sections contained in this Agreement shall be declared invalid, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, or section or sections had not been inserted.  If such invalidity is caused by duration, geographic scope or both, the otherwise invalid provision will be considered to be reduced to a period or area which would cure such invalidity.

9.

Waivers.  The waiver by either party hereto of a breach or violation of any term or provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation.

10.

Mutual Release.  The parties hereby release any and all claims they may have against the other based on the Employment Agreement; provided however, this shall not release Swan from liability for breach of the continuing obligations of Sections 3, 4 and 5 of the Employment Agreement, or if the Company determines that Swan acted in bad faith against the Company (as commonly provided in the indemnification provision of the Employment Agreement) before, during or after the Employment Agreement.

SWAN ACKNOWLEDGES THAT HE HAS READ AND UNDERSTANDS THESE TERMS AND CONDITIONS OF EMPLOYMENT AND AGREES THAT THESE TERMS AND CONDITIONS ARE NECESSARY FOR THE REASONABLE AND PROPER PROTECTION OF THE COMPANY'S BUSINESS.  SWAN FURTHER ACKNOWLEDGES THAT THE COMPANY HAS ADVISED HIM THAT HE IS ENTITLED TO HAVE THIS AGREEMENT REVIEWED BY AN ATTORNEY OF HIS SELECTION PRIOR TO SIGNING, AND HE HAS EITHER DONE SO OR ELECTED TO FOREGO THAT RIGHT.

(signatures on following page)

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IN WITNESS WHEREOF, the undersigned have executed this Separation Agreement as of the date first above written.

UAS DRONE CORP.

By: /s/ Christopher Nelson

Name: Christopher Nelson

Title:   Director

Date:   January 22, 2015

/s/ Chad Swan__________

Chad Swan

Date: January 22, 2016

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